UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

MERISEL, INC.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

589849108
(CUSIP Number)

December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

( Rule 13d-1(b)1
( Rule 13d-1(c)2
? Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








CUSIP NO. 589849108

13G/A



  1.

NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

            Freestone Advisors LLC



  2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)  ?
(b)  ?


  3.

SEC USE ONLY



  4.

CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware






NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH:

  5.    SOLE VOTING POWER

                None.
  6.    SHARED VOTING POWER

                474,726

  7.    SOLE DISPOSITIVE POWER

                None.

  8.    SHARED DISPOSITIVE POWER

                474,726







  9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
             PERSON

            474,726


10.

CHECK BOX IF THE AGGREGATE AMOUNT IN
            ROW (9) EXCLUDES CERTAIN SHARES


?

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            6.11%


14.

TYPE OF REPORTING PERSON

            IA











CUSIP NO. 589849108

13G/A



  1.

NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

            Freestone Opportunity Partners LP



  2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)  ?
(b)  ?


  3.

SEC USE ONLY



  4.

CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware






NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH:

  5.    SOLE VOTING POWER

                None.
  6.    SHARED VOTING POWER

                474,726

  7.    SOLE DISPOSITIVE POWER

                None.

  8.    SHARED DISPOSITIVE POWER

                474,726







  9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
             PERSON

            474,726


10.

CHECK BOX IF THE AGGREGATE AMOUNT IN
            ROW (9) EXCLUDES CERTAIN SHARES


?

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            6.11%


14.

TYPE OF REPORTING PERSON

            PN











CUSIP NO. 589849108

13G/A



  1.

NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

            Gary I. Furukawa



  2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)  ?
(b)  ?


  3.

SEC USE ONLY



  4.

CITIZENSHIP OR PLACE OF ORGANIZATION

            United States






NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH:

  5.    SOLE VOTING POWER

                101,160
  6.    SHARED VOTING POWER

                669,911

  7.    SOLE DISPOSITIVE POWER

                101,160

  8.    SHARED DISPOSITIVE POWER

                669,911







  9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
             PERSON

            771,071


10.

CHECK BOX IF THE AGGREGATE AMOUNT IN
	     ROW (9) EXCLUDES CERTAIN SHARES


?

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            9.93%


14.

TYPE OF REPORTING PERSON

            IN




Item 1.

(a)	Name of Issuer:   Merisel, Inc.

(b)	Address of Issuer?s principal executive offices:

	127 West 30th Street, 5th Floor, New York, NY  10001

Item 2.

(a)	Names of persons filing:  See cover pages, item 1.

(b)	Address or principal business office or, if none, residence:

	1191 Second Avenue, Suite 2100, Seattle, WA  98101.

(c)	Citizenship:    See cover pages, item 4.

(d)	Title of class of securities:   Common Stock, par value $0.01
        per share.

(e)	CUSIP No.:   589849108

Item 3. Statement filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c):

* Freestone Advisors LLC is filing as an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
* Freestone Opportunity Partners LP is filing in accordance with Rule 13d-1(c).
* Gary I. Furukawa is filing as a parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

Item 4. Ownership

	See Cover Pages, items 5 through 11.

The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons (as defined below) are based upon 7,768,955 shares of Common Stock outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006.
Freestone Opportunity Partners LP is the holder of the amount of securities of the Issuer listed on the applicable Cover Page. Freestone Advisors LLC is the general partner of Freestone Opportunity Partners LP. Gary I. Furukawa is the Managing
Member of Freestone Advisors LLC.  Additionally,
(i) Gary I. Furukawa is the sole holder of shares in
    Freestone Capital Management Inc., a Delaware corporation
    which has voting and dispositive power over 195,185 shares of the Issuer?s common stock; and
(ii)Gary I. Furukawa has voting and dispositive power over
    101,160 shares of the Issuer?s common stock which are
    held privately.   Freestone Opportunity Partners LP,
    Freestone Advisors LLC and Gary I. Furukawa are collectively referred to as the "Reporting Persons" in this Amendment to
    Schedule 13G.
Item 5. Ownership of Five Percent (5%) or Less of a Class.

	Not applicable.

Item 6. Ownership of More than Five Percent (5%) on Behalf of
Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on by the Parent
Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the
Group.

	Not applicable.

Item 9. Notice of Dissolution of Group.

	Not applicable.

Item 10. Certifications.

By signing below, each of the undersigned certifies that, to the best of his or its individual knowledge and belief, the securities referred to above (i) were acquired, and are held, in the ordinary course of business, (ii) were not acquired, and are not held, for the purpose, or with the effect, of changing or influencing the control of the issuer of the securities, and (iii) were not acquired, and are not held, by the undersigned in connection with, or as a participant in, any transaction having the purpose or effect provided in the preceding subsection (ii).



SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2007




Freestone Advisors LLC






By:

GARY FURUKAWA
Title:

Managing Member















Gary I. Furukawa, an individual













Freestone Opportunity Partners
By:   Freestone Advisors LLC
         Its general partner



By:

Gary I. Furukawa
Title:

Managing Member





Joint Filing Agreement

Freestone Advisors LLC, a Delaware limited liability company, Freestone Opportunity Partners LP, a Delaware limited partnership, and Gary I. Furukawa, an individual, hereby agree to file jointly the statement on Schedule 13G/A to which this Agreement is attached and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange
Act of 1934.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning any other party unless such party knows or has reason to believe such information is inaccurate.

It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule
13G/A, and any amendments thereto, filed on behalf of each of the parties hereto.

Dated:  February 13, 2007

Freestone Advisors LLC


__________________________
By: Gary I. Furukawa
Title: Managing Member


_________________________
Gary I. Furukawa, an individual


Freestone Opportunity Partners LP
By:  Freestone Advisors LLC, Its general partner


________________________
By:  Gary I. Furukawa
Title:  Managing Member

1 Mr. Gary Furukawa, an individual, and Freestone Advisors LLC, a
Delaware limited liability company, are each filing pursuant to Rule 13d-1(b).
2 Freestone Opportunity Partners LP, a Delaware limited partnership, is filing pursuant to Rule 13d-1(c).
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